

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via Email
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

> **Re:** **China Commercial Credit, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Amendment No. 1**
> **Submitted November 9, 2012**
> **CIK No. 0001556266**

Dear Mr. Qin:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1
General

1. Please provide the staff with a legal analysis as to why your company and WFOE are not listed as co-registrants.

2. Revise to leave unchecked the Rule 415 box on the registration cover page or advise us as to why the box is checked.

Cover Page

3. Please note that this amendment should have been filed electronically. Future amendments must be made via the EDGAR system. In addition, this filing should have been marked as an amendment. Please mark your next amendment as Amendment Number 2.

4. Confirm to the staff that you have not and will not circulate the Prospectus until the pricing information is disclosed. See the Instructions to Item 501(b)(3) of Regulation S-K. Revise to add the underwriters to the cover page and indicate who will be the lead underwriter.

5. Revise the first paragraph to disclose that you have applied for listing. In addition, please advise when FINRA has approved your filing.

6. Please move all of the disclosures on page 2 to elsewhere in the Prospectus and also revise your Summary in the Prospectus to:

    *   Describe how and when a company may lose emerging growth company status;
    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    *   State your election under Section 107(b) of the JOBS Act:
        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page 4

8. Revise the numbering to be correct. Note that page numbers should be consecutive throughout the prospectus.

Prospectus Summary
The Company
General, page 6

9. Revise the first paragraph to disclose the source for the information that you are one of eleven and the date of the information. In addition, define what you mean by SME, e.g., assets under $X, revenues under $X, etc.

10. Revise the second paragraph to clearly state the name of the entity that was established on November 28, 2009, and the date it began operations. In addition, disclose clearly if this is a regulated entity in China and the name of the regulators.

11. Revise the bottom half of the second paragraph to clearly state the entity making the loans and providing the guarantees. In addition, disclose more details, such as, loan terms, for how long, guarantees, for what purposes, and other material information about their operations. Finally, disclose the total asset figures of the entity making the loans for the years ended December 31, 2011 and 2012.

12. Please provide us supplementally with the complete documents and circulars referenced in the second paragraph on page 6, and English translations of the same.

Corporate Structure, page 6

13. Revise the first paragraph to name the VIE's and disclose how much of Wujiang Luxiang each one owns. In addition, file all agreements as exhibits, particularly the VIE agreements with WFOE and China Commercial. In addition, add the name of WFOE.

14. Revise the second paragraph to disclose when Wujiang Luxiang received their license and if it is still current in its licensing requirements.

15. Revise to file the agreements as exhibits for the three bullets on page 7 and expand the bullets to clearly describe how the agreement accomplishes what the bullet reflects.

16. We note that Wujiang Luxiang's financial statements disclose on page F-4 that 300,000,000 shares are outstanding, underlying almost $95 million in equity. Revise here to explain how they will no longer derive any economic interest in that entity even though they are shareholders.

17. With regard to the chart on page 8, revise to show when these entities were established and the percentage ownership of the party below each party on the chart.

18. We note that Wujiang and your company plan to be able to end your relationship upon 30 day's notice. Given this situation, address the mechanics and likelihood of purchasers in this offering being able to recover from Wujiang if it were to terminate the relationship.

19. We note that this amendment, beginning at the top of page 6, frequently provides information for Wuijang as if you are describing China Commercial. Please revise to provide the separate information needed for each company. This includes, but is not limited to, organization, operations, management, financing, ownership and the like.

Business Strategy, page 8

20. Revise the first paragraph to explain how the capital base will be increased without any capital investment or revise to indicate a capital investment will be made and provide the details.

21. On page 24 you disclose the fundraising you have already done. Please clarify whether these funds have already been transferred to Wujiang. If so, explain how this was done given that your corporate structures and agreements are not yet complete.

22. Revise the second paragraph to disclose the regulator that sets these limits and disclose the registered capital as of the most recent practicable date and how it is measured, e.g., invested capital and retained earnings, etc.

23. Revise the last paragraph to provide the material details of the Letter of Intent. Additionally, revise to disclose if there are any other plans, arrangements and/or understandings to acquire any other entities.

Competitive Strengths, page 9

24. Revise to disclose the strengths for both China Commercial and Wujiang and include for each the following information:
    - The number of employees for each entity and the number of locations;
    - The number of employees with previous bank management experience and describe that experience; and,

- Whether or not the "stable relationships" include any written understandings. If so, file as exhibits.

Corporate Information, page 10

25. Revise to disclose if this is the principal office of Wujiang and China Commercial.

The Offering, page 11

26. Revise to indicate this information is for China Commercial.

Summary Condensed Financial data, page 12

27. Revise to indicate the data is for Wujiang Luxiang Rural Microcredit Co. and label each applicable page as such. In the next amendment, also include the data for China Commercial.

Risk factors, page 1

28. Revise the preamble to indicate all material risks are discussed below.

29. Some of your risk factors make statements regarding your ability to provide assurances, predictions or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of the particular risk is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances, predictions or guarantees.

Use of Proceeds, page 20

30. Revise to disclose how China Commercial will use the capital.

Capitalization, page 24

31. Revise to add the capitalization of China Commercial and label each company's capitalization.

Dilution, page 25

32. Revise to provide dilution information for China Commercial.

Selected Condensed Financial and Operating Data, page 27

33. Revise to add the same data for China Commercial.

Business, page 49

34. For each type of lending done by Wuijang, please set out the number of loans, typical dollar amount of each loan, total dollar amount of all such loans, and typical collateral provided. Reconcile this information with the related party lending described at the top of page 74. Describe those related party loans and any other unusually large loans in some detail. Also describe the approval process for that type of lending.

Structure, page 60

35. Please revise to clearly set out the individual, key persons who have organized, manage and control Wuijang, China Commercial. Disclose their level of control of each company. Address how China Commercial and Wuijang came to be associated. Note also for your intermediary parties. In this regard, please disclose whether this arrangement is unique and whether you are aware of any other foreign investment in Chinese micro lending – by this or any other means.

Contractual Arrangements, page 62

36. We note that some of your exhibits have been filed in draft form, while the others are not filed at all. Please provide completed exhibits with your next amendment so that we can review them.

Directors and Executive officers, page 68

37. Revise to add disclosures for the Directors and Executive Officers of China Commercial.

Financial statements, page F-1

38. Revise to also include the financial statements of China Commercial in the next amendment.

Recent Sales, page II-2

39. Revise to disclose the gross and net proceeds, as well as the exemption used for the issuance and the facts relied upon to make the exemption available.

General - Accounting

40. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. Additionally, please also provide an updated consent from your independent accountants in your next amendment.

41. We note that you have included audited financial statements of Wujiang Luxiang Rural Microcredit Co. Ltd. (Wujiang Luxiang) as your operating entity. Based on your corporate structure disclosures beginning on page 60 and elsewhere in the filing, it appears that none of the contractual arrangements with Wujiang Luxiang and its shareholders, your wholly-owned subsidiaries and VIEs referenced in the filings have been consummated. Please tell us the current status of these arrangements, and in their absence, how you determined that you have control over Wujiang Luxiang at this time. We will have further comments.

Other Non-Interest Income, page 37

42. Please revise to more fully explain the loan loss subsidy received from the Jiangsu Provincial government totaling $418,503 and $623,345 during the fiscal years ended December 31, 2010 and 2011, respectively. Specifically, please tell us and revise your filing to provide a discussion of how these amounts are determined, why this is considered a loan loss subsidy, and information related to any other payments received from the Jiangsu Provincial government, as applicable.

Our Services, page 52

43. We note your disclosure that 73.5% of your borrowers apply for a new loan upon the termination of their initial loan. We also note disclosure on page 58 that 73.5% of loans are being extended or rescheduled before they become due. Please tell us and revise to reconcile these two statements.

Secured Loans, page 53

44. We note from disclosure on page F-36 that you have both collateral loans and pledged loans as of June 30, 2012. However, we are unable to understand the differences between these two loan types based upon your current disclosure on page 53. Please tell us and revise your filing accordingly.

Loan Application Procedures, page 54

45. We note your disclosure that in 2011only 1.94% of loan applications submitted were denied. Please revise to include similar disclosures for year-to-date 2012 along with a discussion of the reasons for such a low denial rate.

Defaults and Allowance for Loans Losses, page 57

46. We note your accounting policy disclosures related to your allowance for loan losses. Based upon the fact that 93.6% of your loans are considered "pass" as of June 30, 2012

and you have no impaired loans or write-offs against the allowance for loan losses for any period presented, it appears that your allowance for loan losses is maintained at 1% of your outstanding loan balances pursuant to P.R.C. law and not based upon the loan classification system pursuant to Circular No. 23 issued by the China Banking Regulatory Commission. We further note your disclosure on page F-10 that you use a homogenous pool approach utilizing qualitative factors and that resulted in 1% of loan balance being provided as allowance for loan losses. Please tell us and revise your filing to clearly disclose how you are calculating your allowance for loan losses based upon probable losses inherent in the loan portfolio in accordance with U.S. GAAP as of each balance sheet date.

47. If you are solely utilizing a homogenous pool approach, please revise to significantly increase your disclosure of how you determine the collectively assessed loan loss reserve. Specifically disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements. Also, please revise your MD&A to explain in detail the period-to-period changes in your general allowance.

48. We also note that you have various policies and procedures in place to monitor exposure to credit risk, including but not limited to, a formal risk rating process, periodic loan delinquency reporting, periodic loan file reviews, financial updates from and visits to borrowers, and established past-due loan collection procedures. Please tell us and revise your filing here and in other relevant sections of your filing to provide an in-depth understanding the timing and frequency of these policies and procedures used to monitor credit risk.

Loan Extension or Rescheduled, and Renewal, page 58

49. We note your disclosures related to loan extensions and rescheduled loans. Please tell us and revise your filing to address the following:

- Given your disclosure that loan extension applications are filled out when a borrower has difficulty repaying a loan, explain how you determined whether or not these loan extensions and/or rescheduled loans met the definition of a troubled-debt restructuring pursuant to ASC 310-40-15-5. If these are considered troubled-debt restructurings, please provide all of the disclosures required by ASC 310-40-50;
- Explain how you take into consideration the existence of guarantors in determining whether or not to classify these loans as troubled-debt restructurings; and

- We note disclosure that 73.5% of your loans are being extended or rescheduled before they become due. Please separately quantify the number of and amount of loans extended from those rescheduled for each period presented.

Business Strategy, page 59

50. We note your disclosure that you have entered into a non-binding letter of intent but not a definitive agreement to acquire a small business lender in Jiangsu Province. Please revise the relevant sections of your filing (i.e. risk factors, subsequent event footnote disclosures, etc.) to disclose this potential acquisition more prominently and also provide an update as to the current status of this acquisition.

Preferred Stock, page 78

51. We note disclosure that as of October 22, 2012, there were 845 shares of "blank check" preferred stock issued and outstanding. We also note disclosure on page 79 that you have 845 shares of preferred stock outstanding which is preceded by a discussion of Series A Convertible Preferred Stock. Please clarify the type of terms of the preferred stock that is currently outstanding, describe in more detail the terms of the conversion of these preferred stock into common stock, and consider providing a risk factor regarding the automatic conversion feature along with a discussion of potential dilution considerations to potential investors in your common stock offering.

Independent Auditors Report, page F-2

52. We note the reference made by your independent auditors to their audit being conducted in accordance with both generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please revise the independent audit opinion to remove reference to the Auditing Standards Board to comply with the audit opinion requirements pursuant to the PCOAB's Auditing Standard No. 1.

Note 2. Summary of Significant Accounting Policies, page F-8

(k) Financial Guarantee Service Contract, page F-12

53. We note your accounting policy disclosures related to your allowance for guarantees. Based upon the fact you have not recorded any write-offs or recoveries against the allowance for guarantees for any period presented and disclose on page F-19 that you have recovered 100% of all payments made on behalf of guaranteed customers for each of the last two fiscal years, it appears based upon your current disclosure and financial statements that your allowance for guarantees is determined entirely by 1% of

your outstanding contract amounts. Please revise your filing accordingly to unequivocally state this fact as it does not appear that you are calculating your allowance for guarantees based upon the qualitative considerations you disclose (i.e. actual defaults, estimated future defaults, historical loss experience, economic conditions, etc.) and therefore not in accordance with U.S. GAAP as of each balance sheet date as required by ASC 460-10.

54. As a related matter, we note disclosure on page 66 that your guarantee risk reserve consists of 1% of the year-end balance of your guarantee business and 50% of the income generated by your guarantee business. Please reconcile this statement with your disclosure on page F-13 which states that your guarantee risk reserve is based only on 1% of the year-end contract amounts.

Loans Receivable, page F-17

55. You state in note two on page F-14 that the disclosures required by ASU No. 2010-20 are effective for annual reporting periods ending on or after December 15, 2011. However, we are unable to locate these required disclosures in your filing which include financial statements for the year ended December 31, 2011 and subsequent interim periods. Please revise your filing to include all of the following disclosures differentiated by portfolio segments and classes of financing receivables, as applicable:

- Disaggregate your loan portfolio by clearly disclosing your loan portfolio segments in accordance with ASC 310-10-55-21 and your classes of financing receivables in accordance with ASC 310-10-55-16 and 310-10-50-17;
- A rollforward of the allowance for loan losses by portfolio segment as required by ASC 310-10-50-11B(c);
- Your policy for determining past due or delinquency status as required by ASC 310-10-50-6(e);
- The recorded investment in nonaccrual financing receivables as required by ASC 310-10-50-7(a);
- The recorded investment in financing receivables past due 90 days or more and still accruing as required by ASC 310-10-50-7(b);
- The recorded investment by credit quality indicator disaggregated by class of financing receivable as required by 310-10-50-29(b);
- An age analysis of past due financing receivables at period end as required by ASC 310-10-50-7(a); and
- Tell us whether you have any impaired loans for any period presented. If so and to the extent that you have impaired loans in the future, revise your filing to include the disclosures as required by ASC 310-10-50-14A and 310-10-50-15.

Please also revise your footnote disclosures in interim financial statements to incorporate these required disclosures.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

Via E-mail: Benjamin S. Reichel
            breichel@egsllp.com